

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2011

John E. Peck
President and Chief Executive Officer
HopFed Bancorp, Inc.
4155 Lafayette Road
Hopkinsville, KY 42240

  Re: HopFed Bancorp, Inc.
    Annual Report on Form 10-K for the fiscal year ended December 31, 2009
    Quarterly Report on Form 10-Q for the quarter ended September 30, 2010
    File No. 000-23667

Dear Mr. Peck:

  We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,

        Eric Envall
        Attorney- Advisor